UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38696

NIU TECHNOLOGIES

23/F, Building C, Rongxin Technology Center,

No. 34 Chuangyuan Road,

Chaoyang District, Beijing 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIU TECHNOLOGIES

By	:	/s/ Fion Zhou
Name	:	Fion Zhou
Title	:	Director and Chief Financial Officer

Date: August 10, 2026